Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Third Quarter 2010

Unaudited Financial Results

(Beijing — November 18, 2010) — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2010.

William Ding, Chief Executive Officer and Director of NetEase, stated, “As a result of large-scale sales promotional and branding activities starting since the second quarter of 2010, Fantasy Westward Journey broke another record for peak concurrent users on July 4, 2010.  Fantasy Westward Journey’s strong performance was the leading catalyst for our third quarter online game revenue growth of 6% quarter-over-quarter.  This game continues to rank as one of the most popular massively multiplayer online games ever in the Chinese market.  In addition to Fantasy Westward Journey, our year-over-year online games revenue growth of over 60% was primarily driven by World of Warcraft®, a game licensed from Blizzard Entertainment, Heroes of Tang Dynasty and Tianxia II.”

“Turning to our game expansion and development pipeline during the third quarter of 2010, expansion packs for Westward Journey Online II and III were released in August and September, respectively, and Secret of Dream Dragon, an expansion pack for Tianxia II, was launched in conjunction with the game’s one year commercial anniversary on September 28.  As a follow up to the success of Heroes of Tang Dynasty, we are working on expanding our 2.5D game market share with new games under development including Ghost which entered closed beta testing on July 22, 2010 and started to generate revenue during the third quarter.   At the moment, we expect that the next expansion pack for Fantasy Westward Journey will be released in the first quarter of 2011.”

“The World of Warcraft expansion pack Wrath of the Lich King™ was released in China on August 31, 2010 to tremendous player enthusiasm.  World of Warcraft is a world-renowned massively-multiplayer online role-playing game, and with NetEase’s strong regional promotional and sales support, we are optimistic about its continued growth opportunity throughout China.”

“Advertising services revenue increased 11% quarter-over-quarter and 88% year-over-year for the third quarter of

2010,” Mr. Ding continued.  “These strong growth rates reflected our sponsorship and promotional activities supporting The 16th Asian Games in Guangzhou along with a seasonal upturn in advertising activity in the third quarter of 2010.  Our continued investment and integration of technology, channels and products has brought about further improvement in our user traffic statistics, which we believe has attracted advertisers’ attention and has been driving increasing demand for our advertising services.   Email and mobile internet services each performed well during the third quarter, and we added important functionality to our micro-blog service.  We are pleased to report a 40% increase in portal traffic year-to-date which has bolstered both our portal ranking and advertising returns on investment.  Overall, the third quarter of 2010 marked another consecutively strong quarter of growth and innovation in our portal business.”

Third Quarter 2010 Financial Results

Revenues

Total revenues for the third quarter of 2010 were RMB1.4 billion (US$215.1 million), compared to RMB1.3 billion and RMB879.4 million for the preceding quarter and the third quarter of 2009, respectively.

Revenues from online games were RMB1.3 billion (US$187.7 million) for the third quarter of 2010, compared to RMB1.2 billion and RMB775.1 million for the preceding quarter and the third quarter of 2009, respectively.

Revenues from advertising services were RMB162.0 million (US$24.2 million) for the third quarter of 2010, compared to RMB145.9 million and RMB86.0 million for the preceding quarter and the third quarter of 2009, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB20.9 million (US$3.1 million) for the third quarter of 2010, compared to RMB19.9 million and RMB18.3 million for the preceding quarter and the third quarter of 2009, respectively.

Gross Profit

Gross profit for the third quarter of 2010 was RMB959.2 million (US$143.4 million), compared to RMB878.4 million and RMB627.0 million for the preceding quarter and the third quarter of 2009, respectively.  The quarter-over-quarter increase in gross profit was primarily attributable to increased game revenues from Fantasy Westward Journey during the third quarter of 2010, as well as increased advertising services revenue and non-recurrence of certain event-based information costs incurred in the prior quarter.  Fantasy Westward Journey performed well during the current quarter resulting from the success in the Company’s overall sales promotional program.  The increase in advertising services revenue was attributable to a combination of factors, including primarily Asian-Games theme related advertising, seasonality and improved portal traffic.

The year-over-year increase in gross profit was primarily attributable to increased revenues from online games and advertising services.  Increased online game revenue was primarily attributable to World of Warcraft, Heroes of Tang Dynasty and Tianxia II.  Increased advertising services revenue was attributable to a combination of factors as described above.  The foregoing revenue increases were partially offset by increased cost of revenues such as royalties and consultancy fees, server depreciation charges and other fees related to World of Warcraft operations and an increase in headcount-related costs for online game and advertising services businesses during the third quarter of 2010.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the third quarter of 2010 was 72.0%, compared to 71.3% and 79.9% for the preceding quarter and the third quarter of 2009, respectively. Quarter-over-quarter gross profit margin remained relatively stable during the third quarter of 2010.  The year-over-year decrease in gross profit margin was primarily due to the reporting of a full-quarter result for World of Warcraft in the current quarter as the game was officially re-launched at the end of September 2009.  Lower profit margin was reported for World of Warcraft operations compared to the Company’s self-developed games primarily because of royalties, amortization of license fees, technical consultancy service fees and hardware depreciation associated with the licensing and operation of this game.

Gross profit margin for the advertising services business for the third quarter of 2010 was 54.2%, compared to 46.4% and 23.1% for the preceding quarter and the third quarter of 2009, respectively. The quarter-over-quarter and year-over-year increases in gross profit margin were primarily due to the significant increase in advertising services revenues during the third quarter of 2010 as well as the non-recurrence of certain event-based information cost incurred in the prior quarter.

Gross loss margin for the WVAS and others business for the third quarter of 2010 was 41.3%, compared to 38.7% and 45.0% for the preceding quarter and the third quarter of 2009, respectively.

Operating Expenses

Total operating expenses for the third quarter of 2010 were RMB372.2 million (US$55.6 million), compared to RMB268.7 million and RMB218.9 million for the preceding quarter and the third quarter of 2009, respectively. The quarter-over-quarter increase in operating expenses was primarily due to marketing and promotional costs incurred for Fantasy Westward Journey, Heroes of Tang Dynasty, World of Warcraft and Tianxia II, and increased staff-related costs resulting from new research and development headcount in the areas of search and online game businesses, partially offset by decreased bad debt provision as a result of improved control over long-outstanding accounts receivable and satisfactory legal settlement of a long-outstanding accounts receivable balance during the current quarter.  The year-over-year increase in operating expenses was primarily due to increased marketing promotional costs and increased staff-related costs in the current quarter as explained above.

Net Profit

Net profit for the third quarter of 2010 totaled RMB585.3 million (US$87.5 million), compared to RMB485.7 million and RMB393.8 million for the preceding quarter and the third quarter of 2009, respectively.  During the third quarter of 2010, the Company reported a net foreign exchange gain of RMB54.3 million (US$8.1 million), compared to a net foreign exchange loss of RMB67.8 million in the preceding quarter and a net foreign exchange gain of RMB25.3 million in the third quarter of 2009.  The quarter-over-quarter and year-over-year changes in foreign exchange gains/losses were mainly due to the translation changes arising from the Company’s Euro-denominated bank deposit balances as of September 30, 2010, as the exchange rate of the Euro against the RMB fluctuated over the periods.  NetEase reported basic and diluted earnings per ADS of US$0.67 each for the third quarter of 2010.  The Company reported basic and diluted earnings per ADS of US$0.56 each and US$0.45 each for the preceding quarter and the third quarter of 2009, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB91.3 million (US$13.6 million) for the third quarter of 2010, compared with RMB75.5 million and RMB65.5 million for the preceding quarter and the third quarter of 2009, respectively.  The effective tax rate for the third quarter of 2010 was 13.7% as compared to 13.4% and 14.3% for the preceding quarter and the third quarter of 2009, respectively.

Other Information

As of September 30, 2010, the Company’s total cash and time deposit balance was RMB8.8 billion (US$1.3 billion), compared to RMB7.0 billion as of December 31, 2009.

Cash flows generated from operating activities were RMB532.6 million (US$79.6 million) for the third quarter of 2010, compared to RMB744.3 million and RMB270.0 million for the preceding quarter and the third quarter of 2009, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6905 on September 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2010, or at any other certain date.  The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 8:00 p.m. Eastern Time on Wednesday, November 17, 2010 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 18, 2010).  Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2069 (international: 1-480-629-9713), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4375443#.  The replay will be available through December 2, 2010.

This call is being webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.  NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China.  Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games, including its planned and recent expansion packs for Fantasy Westward Journey, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; uncertainty regarding the effectiveness of marketing programs for NetEase’s online advertising business and online games business in China; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2009	2010	2010
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,041,290	1,664,110	248,727
Time deposits	5,975,378	7,117,321	1,063,795
Restricted cash	123,864	32,000	4,783
Accounts receivable, net	187,340	188,714	28,206
Prepayments and other current assets	568,125	679,015	101,490
Deferred tax assets	76,565	87,146	13,025
Total current assets	7,972,562	9,768,306	1,460,026

Non-current assets:
Property, equipment and software, net	557,756	692,174	103,456
Land use right, net	12,305	12,111	1,810
License right, net	212,847	161,829	24,188
Deferred tax assets	4,188	1,476	221
Other long-term assets	43,811	44,908	6,712
Total non-current assets	830,907	912,498	136,387
Total assets	8,803,469	10,680,804	1,596,413

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	238,435	95,612	14,291
Salary and welfare payables	129,493	93,526	13,979
Taxes payable	213,727	245,452	36,687
Deferred revenue	583,470	766,654	114,588
Accrued liabilities and other payables	212,800	461,482	68,975
Total current liabilities	1,377,925	1,662,726	248,520

Long-term payable:
Other long-term payable	200	25,368	3,792
Total long-term payable	200	25,368	3,792

Total liabilities	1,378,125	1,688,094	252,312

Total NetEase.com, Inc.’s equity	7,438,778	9,018,030	1,347,886
Non-controlling interests	(13,434)	(25,320)	(3,785)
Total shareholders’s equity	7,425,344	8,992,710	1,344,101

Total liabilities and shareholders’ equity	8,803,469	10,680,804	1,596,413

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

( in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	775,142	1,180,787	1,255,922	187,717
Advertising services	86,049	145,948	162,012	24,215
Wireless value-added services and others	18,257	19,913	20,867	3,119

Total revenues	879,448	1,346,648	1,438,801	215,051
Business taxes	(11,422)	(37,653)	(38,354)	(5,732)

Total net revenues	868,026	1,308,995	1,400,447	209,319

Total cost of revenues	(241,004)	(430,613)	(441,271)	(65,955)

Gross profit	627,022	878,382	959,176	143,364

Operating expenses:
Selling and marketing expenses	(102,695)	(123,654)	(237,429)	(35,488)
General and administrative expenses	(53,406)	(73,099)	(52,996)	(7,921)
Research and development expenses	(62,784)	(71,981)	(81,779)	(12,223)
Total operating expenses	(218,885)	(268,734)	(372,204)	(55,632)

Operating profit	408,137	609,648	586,972	87,732
Other income (expenses):
Investment income	83	73	65	10
Interest income	29,775	32,795	36,248	5,418
Exchange gains (losses)	25,305	(67,836)	54,260	8,110
Other, net	(3,960)	(13,087)	(10,155)	(1,518)

Net income before tax	459,340	561,593	667,390	99,752
Income tax	(65,545)	(75,481)	(91,268)	(13,641)

Net income after tax	393,795	486,112	576,122	86,111
Net loss (income) attributable to non-controlling interests	34	(438)	9,195	1,374
Net income attributable to the NetEase.com, Inc.’s shareholders	393,829	485,674	585,317	87,485

Earnings per share, basic	0.12	0.15	0.18	0.03
Earnings per ADS, basic	3.04	3.74	4.50	0.67
Earnings per share, diluted	0.12	0.15	0.18	0.03
Earnings per ADS, diluted	3.02	3.73	4.48	0.67

Weighted average number of ordinary shares outstanding, basic	3,236,059	3,245,756	3,248,176	3,248,176
Weighted average number of ADS outstanding, basic	129,442	129,830	129,927	129,927
Weighted average number of ordinary shares outstanding, diluted	3,260,784	3,258,015	3,264,036	3,264,036
Weighted average number of ADS outstanding, diluted	130,431	130,321	130,561	130,561

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	393,795	486,112	576,122	86,111
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,480	58,803	57,003	8,520
Share-based compensation cost	6,008	31,370	40,667	6,078
Allowance for (reversal of) provision for doubtful debts	4,149	6,587	(18,721)	(2,798)
Loss on disposal of property, equipment and software	446	426	2,867	429
Unrealized exchange losses/(gains)	(25,339)	72,049	(56,091)	(8,384)
Deferred income taxes	(10,737)	(48,787)	28,970	4,330
Net equity share of losses (gains) from associated companies	1,286	(1,225)	246	37
Others	13	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	11,950	(73,075)	9,588	1,433
Prepayments and other current assets	(248,662)	170,066	(303,527)	(45,367)
Accounts payable	(117,043)	16,505	11,352	1,697
Salary and welfare payables	(15,600)	21,175	(16,203)	(2,422)
Taxes payable	(8,468)	22,158	(1,232)	(184)
Deferred revenue	141,140	9,620	100,420	15,009
Accrued liabilities and other payables	94,547	(27,515)	101,182	15,123
Net cash provided by operating activities	269,965	744,269	532,643	79,612

Cash flows from investing activities:
Purchase of property, equipment and software	(91,139)	(78,715)	(95,931)	(14,338)
Proceeds from sale of property, equipment and software	89	19	219	33
Investment in associated companies	(4,207)	—	—	—
Net change in time deposits with terms of three months	(95,919)	(21,792)	(727,576)	(108,748)
Placement/rollover of matured time deposits	(1,511,413)	(1,008,906)	(2,231,621)	(333,551)
Uplift of matured time deposits	1,494,799	1,006,381	2,097,921	313,567
Net change in other assets	(824)	(1,396)	(4,099)	(613)
Net cash used in investing activities	(208,614)	(104,409)	(961,087)	(143,650)

Cash flows from financing activities:
Capital contribution from non-controlling interests	3	—	—	—
Proceeds from employees exercising stock options	1	8,895	10,047	1,502
Net cash provided by financing activities	4	8,895	10,047	1,502

Effect of exchange rate changes on cash held in foreign currencies	12,851	(6,973)	(2,380)	(356)
Net increase (decrease) in cash	74,206	641,782	(420,777)	(62,892)
Cash, beginning of the period	1,282,099	1,443,105	2,084,887	311,619
Cash, end of the period	1,356,305	2,084,887	1,664,110	248,727

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	54,590	102,065	56,534	8,450

Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	36,812	129,863	105,574	15,780

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

		Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	775,142	1,180,787	1,255,922	187,717
Advertising services	86,049	145,948	162,012	24,215
Wireless value-added services and others	18,257	19,913	20,867	3,119
Total revenues	879,448	1,346,648	1,438,801	215,051

Business taxes:
Online game services	(3,287)	(23,418)	(22,639)	(3,383)
Advertising services	(7,886)	(13,917)	(15,326)	(2,291)
Wireless value-added services and others	(249)	(318)	(389)	(58)
Total business taxes	(11,422)	(37,653)	(38,354)	(5,732)

Net revenues:
Online game services	771,854	1,157,369	1,233,283	184,334
Advertising services	78,163	132,031	146,686	21,924
Wireless value-added services and others	18,009	19,595	20,478	3,061
Total net revenues	868,026	1,308,995	1,400,447	209,319

Cost of revenues:
Online game services	(154,810)	(332,671)	(345,209)	(51,597)
Advertising services	(60,089)	(70,763)	(67,129)	(10,033)
Wireless value-added services and others	(26,105)	(27,179)	(28,933)	(4,325)
Total cost of revenues	(241,004)	(430,613)	(441,271)	(65,955)

Gross profit (loss):
Online game services	617,044	824,698	888,074	132,737
Advertising services	18,074	61,268	79,557	11,891
Wireless value-added services and others	(8,096)	(7,584)	(8,455)	(1,264)
Total gross profit	627,022	878,382	959,176	143,364

Gross profit (loss) margin:
Online game services	79.9%	71.3%	72.0%	72.0%
Advertising services	23.1%	46.4%	54.2%	54.2%
Wireless value-added services and others	(45.0)%	(38.7)%	(41.3)%	(41.3)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:  The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6905 on September 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:  Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is shown as follows (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	1,853	13,549	14,044	2,099
Operating expenses
- Selling and marketing expenses	350	2,723	3,210	480
- General and administrative expenses	1,640	8,326	13,515	2,020
- Research and development expenses	2,165	6,772	9,898	1,479